Exhibit 99.7

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As At		March 31, 2013	December 31, 2012	January 1, 2012
(millions of Canadian dollars)	Notes		(Restated)*	(Restated)*
Assets
Current assets
Cash	17	$8.8	$7.6	$6.6
Accounts receivable and other	17	181.5	175.6	212.3
Inventories	4	52.1	80.8	61.0
Prepaid expenses		19.3	20.2	18.5
Risk management contracts	17	1.3	1.8	20.2
Asset held for sale	5	-	16.9	-
		263.0	302.9	318.6
Non-current assets
Long-term deposit		5.0	5.0	24.9
Investment tax credits and other		28.4	28.5	54.0
Deferred income tax asset		76.1	61.1	-
Exploration and evaluation assets	6	74.0	73.4	74.5
Property, plant and equipment	7	4,825.2	4,783.3	5,400.4
Other long-term asset		8.6	8.6	7.1
Goodwill		391.8	391.8	404.9
		5,409.1	5,351.7	5,965.8
Total assets		$5,672.1	$5,654.6	$6,284.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$349.3	$373.0	$462.2
Current portion of long-term debt	9,17	403.7	331.8	107.1
Current portion of long-term provisions	8	29.7	28.1	17.1
Risk management contracts	17	1.9	-	-
Liabilities associated with assets held for sale	5	-	11.9	-
		784.6	744.8	586.4
Non-current liabilities
Long-term debt	9, 17	1,337.6	1,277.9	1,486.2
Related party loan	17, 20	173.6	172.1	-
Long-term liability and other	17	16.3	8.2	2.7
Long-term provisions	8	730.6	727.3	674.5
Post-employment benefit obligations		26.2	32.4	26.0
Deferred income tax liability		-	-	54.9
		2,284.3	2,217.9	2,244.3
Total liabilities		$3,068.9	$2,962.7	$2,830.7

Shareholder’s equity
Shareholder’s capital		3,860.8	3,860.8	3,860.8
Deficit		(1,206.7)	(1,111.3)	(390.3)
Accumulated other comprehensive loss	16	(50.9)	(57.6)	(16.8)
Total shareholder’s equity		2,603.2	2,691.9	3,453.7
Total liabilities and shareholder's equity		$5,672.1	$5,654.6	$6,284.4
Commitments [Note 19]
*See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31,
		2013	2012
(millions of Canadian dollars)	Notes		(Restated)*

Petroleum, natural gas, and refined products sales		$1,390.9	$1,479.5
Royalties		(32.7)	(53.4)
Revenues	12	1,358.2	1,426.1

Expenses
Purchased products for processing and resale		1,086.4	1,101.7
Operating		158.9	174.7
Transportation and marketing		6.6	7.1
General and administrative		17.9	12.3
Depletion, depreciation and amortization	7	167.0	171.1
Exploration and evaluation	6	8.5	6.7
Gains on disposition of property, plant and equipment	5,7	(6.6)	(0.1)
Finance costs	13	27.5	27.3
Risk management contracts gains	17	(3.0)	(0.3)
Foreign exchange losses (gains)	14	5.8	(1.2)
Impairment on property, plant and equipment	7	-	21.8
Loss before income tax		(110.8)	(95.0)

Income tax recovery		(15.4)	(22.7)
Net loss		$(95.4)	$(72.3)

Other comprehensive loss
Items that may be reclassified to net income
Losses on designated cash flow hedges, net of tax	16,17	(2.6)	(7.3)
Gains (losses) on foreign currency translation	16	4.3	(16.1)
Items that will not be reclassified to net income
Actuarial gains (loss), net of tax	16	5.0	(2.6)
Comprehensive loss		$(88.7)	$(98.3)

*See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(UNAUDITED)

				Accumulated
				Other	Total
		Shareholder’s		Comprehensive	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Deficit	Loss	Equity
Balance at December 31, 2012 (Restated)*		$3,860.8	$(1,111.3)	$(57.6)	$2,691.9
Losses on derivatives designated as cash flow hedges, net of tax	16	-	-	(2.6)	(2.6)
Gains on foreign currency translation	16	-	-	4.3	4.3
Actuarial gains, net of tax	16	-	-	5.0	5.0
Net loss		-	(95.4)	-	(95.4)
Balance at March 31, 2013		$3,860.8	$(1,206.7)	$(50.9)	$2,603.2

Balance at December 31, 2011 (Restated)*		$3,860.8	$(390.3)	$(16.8)	$3,453.7
Losses on derivatives designated as cash flow hedges, net of tax		-	-	(7.3)	(7.3)
Losses on foreign currency translation		-	-	(16.1)	(16.1)
Actuarial loss, net of tax		-	-	(2.6)	(2.6)
Net loss		-	(72.3)	-	(72.3)
Balance at March 31, 2012 (Restated)*		$3,860.8	$(462.6)	$(42.8)	$3,355.4

*See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Three Months Ended March 31,
		2013	2012
(millions of Canadian dollars)	Notes		(Restated)*
Cash provided by (used in)
Operating Activities
Net loss		$(95.4)	$(72.3)
Items not requiring cash
Depletion, depreciation and amortization		167.0	171.1
Accretion of decommissioning and environmental remediation liabilities	8, 13	5.6	5.1
Unrealized gains on risk management contracts	17	(1.2)	(0.3)
Unrealized losses (gains) losses on foreign exchange	14	3.8	(2.8)
Unsuccessful exploration and evaluation costs	6	8.0	4.2
Impairment on property, plant and equipment		-	21.8
Gains on disposition of property, plant and equipment		(6.6)	(0.1)
Deferred income tax recovery		(15.4)	(22.7)
Other non-cash items		(1.9)	(4.6)
Settlement of decommissioning and environmental remediation liabilities	8	(5.8)	(6.6)
Change in non-cash working capital	15	8.5	(7.7)
		$66.6	$85.1

Financing Activities
Bank borrowing, net	9	98.9	175.8
Repayment of promissory note	9	(2.9)	-
		$96.0	$175.8

Investing Activities
Additions to property, plant and equipment	7	(172.8)	(224.0)
Additions to exploration and evaluation assets	6	(13.3)	(27.8)
Additions to other long term assets		(0.3)	-
Property dispositions, net	5,7	8.6	2.0
Change in non-cash working capital	15	16.4	(10.3)
		$(161.4)	$(260.1)

Change in cash		1.2	0.8

Cash, beginning of period		7.6	6.6

Cash, end of period		$8.8	$7.4

Interest paid		$11.8	$10.1
Income tax (received) paid, net		$-	$-

*See Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2013 and 2012
(Tabular amounts in millions of Canadian dollars)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada with a petroleum refining and marketing business located in the Province of Newfoundland and Labrador. Harvest has three reportable segments: Upstream, BlackGold oil sands (“BlackGold”) and Downstream. For further information regarding these reportable segments, see note 18.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with IAS 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements as at and for the year ended December 31, 2012, which were prepared in accordance with IFRS.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 14, 2013.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held-for- trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 2 of the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2012, except as described below.

Change in Accounting Policies

Effective January 1, 2013, the Company has adopted the following new IFRS standards and amendments.

  IFRS 10, “Consolidated Financial Statements”, replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. The retrospective application of this standard does not have any impact on Harvest’s financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  IFRS 11, “Joint Arrangements”, focuses on the rights and obligations of the joint arrangement, rather than its legal form and requires joint arrangements to be classified either as joint operations or joint ventures. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. To account for interests in jointly controlled entities, the equity method is used. The retrospective application of this standard does not have any impact on Harvest’s financial statements.

  IFRS 12, “Disclosure of Interest in Other Entities”, is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structure entities and other off balance sheet interests. The retrospective application of this standard does not have any impact on Harvest’s financial statements.

  IFRS 13, “Fair Value Measurement”, provides a consistent definition of fair value, establishes a single framework for determining fair value and introduces requirements for disclosures related to fair value measurement. The measurement of the fair value is based on assumptions that market participants would use when pricing the asset or liability under current market conditions including assumptions about risks. The prospective adoption of this standard does not have any impact on Harvest’s financial statements, other than increasing the level of disclosures provided in Note 17, Financial Instruments.

  IAS 19, “Employee Benefits”, changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The amendments to the standard include the requirement to recognize changes in the defined benefit obligation and in the fair value of the plan assets as they occur, thus eliminating the corridor approach that was previously permitted under the standard. All actuarial gains and losses must be recognized immediately through other comprehensive income and the net pension liability or asset must be recognized at the full amount of the plan deficit or surplus. An additional change to the standard is the elimination of the concept of expected return on plan assets that was previously recognized in net earnings and the introduction of the concept of net interest cost. The net interest cost is required to be recognized in net earnings and is calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset. As well under IAS 19R unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

  The transition to IAS 19R impacted Harvest’s retained earnings and accumulated other comprehensive income as a result of the recognition of the net interest cost in profit or loss and the elimination of expected return on plan assets. The impacts as at December 31, 2012 and January 1, 2012, respectively, were an increase in the cumulative prior periods’ pre-tax pension expense of $2.7 million and $1.6 million ($2.2 million and $1.3 million after-tax, respectively) and a corresponding decrease in actuarial gains and losses recognized in accumulated other comprehensive income.

  For the three months ended March 31, 2012, operating expense increased by $0.3 million as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive income decreased by $0.3 million ($0.2 million after-tax).

  Harvest has also reviewed the classification of its accrual for the long term incentive program and reclassified the portion that will not be paid within the next 12 months to the line item “long-term liability and other” on the balance sheet. The balance of $3.0 million as at December 31, 2012 and $1.9 million as at January 1, 2012 were reclassified to long-term liabilities.

  The rest of the amendments did not have any financial impact to Harvest.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  The Company has applied the amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”). The amendments require items within OCI to be grouped into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The amendment has been applied retrospectively and, as such, the presentation of items in OCI has been modified. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

  The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The adoption of these amendments does not have any impact to Harvest’s financial statements, other than increasing the level of annual disclosures.

Accounting Pronouncements

  The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Retrospective application is required. Harvest does not expect material impact to its consolidated financial statements from the amendments.

  On January 1, 2015, Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Restatement of comparative period financial statements is not required upon initial application; however, modified disclosures on transition from the classification and measurement requirements of IAS 39 to IFRS 9 are required. As the remaining phases of this standard are still under development by the IASB, the full impact of this standard on Harvest’s consolidated financial statements will not be known until the project is complete. Harvest will continue to monitor the changes to this standard as they arise and will assess the impact accordingly.

4.	Inventories

	March 31, 2013	December 31, 2012
Petroleum products
Upstream – pipeline fill	$0.4	$0.9
Downstream	47.3	75.5
Total petroleum product inventory	47.7	76.4
Parts and supplies	4.4	4.4
	$52.1	$80.8

For the three month period ended March 31, 2013, Downstream recognized inventory impairments of $1.7 million (2012 - $0.2 million) and impairment reversals of $0.2 million (2012 - $0.2 million). Such write-down and recovery amounts are included as costs in “purchased products for processing and resale” in consolidated statements of comprehensive loss. The amount of petroleum products inventory recognized as an expense during the three month period is equal to the “purchased products for processing and resale expense” in the consolidated statements of comprehensive loss, prior to any inventory impairments and reversals.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Assets Held For Sale

Assets held for sale
Exploration and evaluation	$0.4
Property, plant and equipment, net	13.8
Goodwill	2.7
Assets held for sale December 31, 2012	$16.9
Disposals	(16.9)
Assets held for sale March 31, 2013	$-

Liabilities associated with assets held for sale
Decommissioning liabilities December 31, 2012	$11.9
Disposals	(11.9)
Liabilities associated with assets held for sale March 31, 2013	$-

In February 2013, Harvest completed the sale of selected non-core oil and gas properties to a third party in the Tweedie, Alberta area and the Sukunka Bullmoose area in British Columbia for net proceeds of approximately $9.0 million. The sale of these assets resulted in a gain of $4.3 million in Harvest’s Upstream segment, which is included in “Gains on disposition of property, plant and equipment” in the statement of comprehensive loss for the three months ended March 31, 2013.

6.	Exploration and Evaluation Assets (E&E)

As at December 31, 2011	$74.5
Additions	41.1
Dispositions	(0.6)
Unsuccessful exploration and evaluation costs	(22.0)
Transfer to property, plant and equipment	(19.2)
Transfer to assets held for sale	(0.4)
As at December 31, 2012	$73.4
Additions	13.3
Dispositions	(0.3)
Unsuccessful exploration and evaluation costs	(8.0)
Transfer to property, plant and equipment	(4.4)
As at March 31, 2013	$74.0

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Three months ended March 31
	2013	2012
Pre-licensing costs	$0.5	$2.5
Unsuccessful E&E costs	8.0	4.2
E&E expense	$8.5	$6.7

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (PP&E)

	Upstream	BlackGold	Downstream	Total
Cost:
As at December 31, 2011	$4,700.3	$497.3	$1,378.6	$6,576.2
Additions	404.1	164.1	54.2	622.4
Acquisitions	1.3	-	-	1.3
Change in decommissioning liabilities	82.7	18.4	1.2	102.3
Transfers from E&E	19.2	-	-	19.2
Exchange adjustment	-	-	(29.5)	(29.5)
Disposals	(108.8)	-	(11.5)	(120.3)
Investment tax credits	-	-	25.0	25.0
Transfers to assets held for sale	(23.0)	-	-	(23.0)
As at December 31, 2012	$5,075.8	$679.8	$1,418.0	$7,173.6
Additions	109.6	61.0	12.5	183.1
Acquisitions	5.1	-	-	5.1
Disposals	(1.9)	-	-	(1.9)
Change in decommissioning liabilities	2.8	2.3	-	5.1
Transfers from E&E	4.4	-	-	4.4
Exchange adjustment	-	-	30.2	30.2
As at March 31, 2013	$5,195.8	$743.1	$1,460.7	$7,399.6

Accumulated depletion, depreciation, amortization and impairment losses:

As at December 31, 2011	$1,019.7	$-	$156.1	$1,175.8
Depreciation, depletion and amortization	578.7	-	108.9	687.6
Disposals	(34.2)	-	(11.5)	(45.7)
Impairment	21.8	-	563.2	585.0
Exchange adjustment	-	-	(3.2)	(3.2)
Transfers to assets held for sale	(9.2)	-	-	(9.2)
As at December 31, 2012	$1,576.8	$-	$813.5	$2,390.3
Depreciation, depletion and amortization	144.9	-	21.8	166.7
Exchange adjustment	-	-	17.4	17.4
As at March 31, 2013	$1,721.7	$-	$852.7	$2,574.4

Net Book Value:
As at March 31, 2013	$3,474.1	$743.1	$608.0	$4,825.2
As at December 31, 2012	$3,499.0	$679.8	$604.5	$4,783.3

General and administrative costs of $4.3 million have been capitalized during the three month period ended March 31, 2013 (2012 – $6.0 million). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three months ended March 31, 2013 in the amount of $4.1 million (2012 – $1.9 million), at a weighted average interest rate of 5.69% (2012 – 5.76%) . Borrowing costs of $nil (2012 – $1.0 million at a weighted average interest rate of 5.76%) were capitalized for the Downstream debottlenecking project as this asset was written down during the fourth quarter of 2012 and no longer qualifies for capitalizing borrowing costs. PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $10.3 million.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At March 31, 2013, the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $743.1 million (2012 – $679.8 million), Downstream assets under construction of $50.9 million (2012 – $42.4 million); and Downstream major parts inventory of $7.9 million (2012– $7.4 million).

During the three months ended March 31, 2012, Harvest recorded an impairment of $21.8 million (before tax) to its Upstream PP&E relating to certain gas properties in the South Alberta cash generating unit to reflect lower forecasted gas prices, which resulted in lower estimated future cash flows. The recoverable amount was based on the assets’ value-in-use, estimated using the net present value of the future cash flows.

8.	Provisions

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.8 billion at March 31, 2013 and December 31, 2012, which will be incurred between 2013 and 2074. A risk-free discount rate of 3.0% (December 31, 2012 - 3.0%) and inflation rate of 1.7% (December 31, 2012 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities. The following is a reconciliation of the decommissioning liabilities:

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at December 31, 2011	$664.4	$1.5	$14.6	$680.5
Liabilities incurred	9.9	15.8	-	25.7
Settled during the period	(18.4)	(0.2)	-	(18.6)
Revisions (change in estimated timing and costs)	72.8	2.6	1.2	76.6
Disposals	(27.4)	-	-	(27.4)
Accretion	19.9	0.1	0.4	20.4
Transfers to assets held for sale	(11.9)	-	-	(11.9)
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Environmental remediation at December 31, 2012	6.6	-	-	6.6
Other provisions at December 31, 2012	3.5	-	-	3.5
Balance at December 31, 2012	$719.4	$19.8	$16.2	$755.4

Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Liabilities incurred	3.1	2.3	-	5.4
Settled during the period	(5.6)	-	-	(5.6)
Revisions (change in estimated timing and costs)	(0.3)	-	-	(0.3)
Disposals	(0.1)	-	-	(0.1)
Accretion	5.3	0.2	0.1	5.6
Decommissioning liabilities at March 31, 2013	$711.7	$22.3	$16.3	$750.3
Environmental remediation at March 31, 2013	6.5	-	-	6.5
Other provisions at March 31, 2013	3.5	-	-	3.5
Balance at March 31, 2013	$721.7	$22.3	$16.3	$760.3

Current portion	$29.7	$-	$-	$29.7
Non-current portion	692.0	22.3	16.3	730.6
Balance at March 31, 2013	$721.7	$22.3	$16.3	$760.3

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Long-Term Debt

	March 31, 2013	December 31, 2012
Bank loan (note 9a)	$591.7	$491.3
67/8% senior notes (US$500 million)	497.2	486.4
7.25% debentures due 2013 (series E)	331.4	331.8
7.25% debentures due 2014 (series F)	60.3	60.4
7.50% debentures due 2015 (series G)	239.5	239.8
Promissory Note (note 9b)	21.2	-
Long-term debt outstanding	1,741.3	1,609.7
Less current portion	(403.7)	(331.8)
Long-term debt	$1,337.6	$1,277.9

a)       Bank Loan

At March 31, 2013, Harvest had $594.4 million drawn from the $800 million available under the credit facility (2012 - $494.2 million), of which US$85.0 million were LIBOR based loans (2012 - US$90 million) with the remaining in Canadian bankers’ acceptances. The carrying value of the bank loan includes $2.7 million of deferred financial charges at March 31, 2013 (2012 - $2.9 million). For the three months ended March 31, 2013, interest charges on bank loans aggregated to $4.3 million (2012 - $3.4 million), reflecting an effective interest rate of 3.0% (2012 – 2.8%) .

b)       Promissory Note

During the three months ended March 31, 2013, Downstream entered in to an agreement with a third party to convert $24.1 million of a trade payable to a two-year promissory note, which is secured by a parent guarantee. The promissory note bears interest of 3%. The principal and interest are to be repaid in 24 equal installments, which started in January 2013. For the three months ended March 31, 2013, interest charges of $0.2 million relating to this promissory note (2012 - $nil) was recorded. At March 31, 2013, the current portion of the promissory note is $12.0 million (2012 - $nil).

10.	Senior Unsecured Credit Facility

On March 14, 2013, Harvest entered into a US$400 million senior unsecured credit facility. The facility is irrevocably and unconditionally guaranteed by KNOC and will terminate on October 2, 2013. Proceeds of borrowings under the senior unsecured credit facility are restricted to being used, directly or indirectly, to fund early redemption of the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. The senior unsecured credit facility contains no financial compliance covenants and borrowings can be made as variable rate Libor Based or US Base Rate loans, with LIBOR Based loans bearing interest at LIBOR plus a margin, and US Base Rate loans bearing interest at the US Base Rate. At March 31, 2013, $nil was drawn from the Senior Unsecured Credit Facility. Also see Note 21 – Subsequent Events.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital Structure

Harvest considers its capital structure to be its credit facility, senior notes, convertible debentures, senior unsecured credit facility and shareholder’s equity.

	March 31, 2013	December 31, 2012
Bank loan(1)	$594.4	$494.2
67/8% senior notes (US$500 million)(1)(2)	508.0	497.5
Related party loan (US$170 million)(2)	172.7	169.1
Principal amount of convertible debentures(1)	627.2	627.2
	$1,902.3	1,788.0
Shareholder’s equity	2,603.2	2,691.9
	$4,505.5	$4,479.9

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility and senior notes. Harvest was in compliance with all debt covenants at March 31, 2013.

	Covenant	March 31, 2013	December 31, 2012
Senior debt (1) to Annualized EBITDA (3)	3.0 to 1.0 or less	1.41	1.10
Total debt (2) to Annualized EBITDA (3)	3.75 to 1.0 or less	3.68	3.22
Senior debt (1) to Total Capitalization (4)	50% or less	17%	14%
Total debt (2) to Total Capitalization (4)	55% or less	44%	41%

(1)

Senior debt consists of letters of credit of $8.0 million (December 31, 2012 – $8.2 million), bank loan of $591.7 million (December 31, 2012 - $491.3 million) and guarantees of $99.5 million (December 31, 2012 - $76.6 million) at March 31, 2013.

(2)	Total debt consists of senior debt, convertible debentures and senior notes.
(3)

Annualized EBITDA is defined in Harvest’s credit facility agreement as earnings before finance costs, income tax expense or recovery, depletion, depreciation and amortization, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items.

(4)	Total capitalization consists of total debt, related party loan and shareholder’s equity less equity for BlackGold of $458.4 million at March 31, 2013 (December 31, 2012 - $458.6 million).

12.	Revenues

	Three months ended March 31
	2013	2012
Crude oil and natural gas sales, net of royalties	$235.8	$266.5
Refinery products sales	1,122.0	1,155.4
Effective portion of realized natural gas and crude oil hedges	0.4	4.2
	$1,358.2	$1,426.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Finance Costs

	Three months ended March 31
	2013	2012
Interest and other finance charges	$26.0	$25.1
Accretion of decommissioning and environmental remediation liabilities	5.6	5.1
Less: capitalized interest	(4.1)	(2.9)
	$27.5	$27.3

14.	Foreign Exchange

	Three months ended March 31
	2013	2012
Realized losses on foreign exchange	$2.0	$1.6
Unrealized losses (gains) on foreign exchange	3.8	(2.8)
	$5.8	$(1.2)

15.	Supplemental Cash Flow Information

	Three months ended March 31
		2012
	2013	(Restated)*
Source (use) of cash:
Accounts receivable and other	$(5.9)	$31.6
Prepaid expenses and long-term deposit	0.9	1.0
Inventories	28.7	(44.5)
Accounts payable and accrued liabilities	(23.7)	(6.0)
Net changes in non-cash working capital	$-	$(17.9)
Changes relating to operating activities	8.5	(7.7)
Changes relating to financing activities	-	-
Changes relating to investing activities	16.4	(10.3)
Promissory note (note 9b)	(24.1)	-
Add: Non-cash changes	(0.8)	0.1
	$-	$(17.9)
*See Note 3.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Accumulated Other Comprehensive Loss

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net of	Loss, Net of
	Adjustment	Tax	Tax	Total
AOCI at December 31, 2011 (Restated)*	$(24.4)	$14.4	$(6.8)	$(16.8)
Reclassification to net income of gains on cash flow hedges	-	(22.4)	-	(22.4)
Gains on derivatives designated as cash flow hedges, net of tax	-	9.2	-	9.2
Actuarial loss	-	-	(9.9)	(9.9)
Losses on foreign currency translation	(17.7)	-	-	(17.7)
AOCI at December 31, 2012 (Restated)*	$(42.1)	$1.2	$(16.7)	$(57.6)
Reclassification to net income of gains on cash flow hedges	-	(0.3)	-	(0.3)
Losses on derivatives designated cash flow hedges, net of tax	-	(2.3)	-	(2.3)
Actuarial gain	-	-	5.0	5.0
Gains on foreign currency translation	4.3	-		4.3
Balance at March 31, 2013	$(37.8)	$(1.4)	$(11.7)	$(50.9)
*See Note 3.

The following table summarizes the impacts of the cash flow hedges on the OCI:

	Three months ended March 31
	After - tax		Pre - tax
	2013	2012	2013	2012

Gains reclassified from OCI to revenues	$(0.3)	$(3.1)	$(0.4)	$(4.2)
Losses recognized in OCI	$(2.3)	$(4.2)	$(3.1)	$(5.6)
Total	$(2.6)	$(7.3)	$(3.5)	$(9.8)

The Company expects the $1.4 million loss reported in AOCI related to the natural gas and crude oil cash flow hedges to be released to net income within the next nine months.

17.	Financial Instruments

(a)      Fair Values

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures, promissory note, senior notes and related party loan. Cash and risk management contracts are the only financial instruments that are measured in fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2013		Fair Value Measurements
			Quoted	Significant
			prices in	other
			active	observable
	Carrying		markets	inputs
	Value	Fair Value	(Level 1)	(Level 2)
Financial assets
Loans and Receivables
Accounts receivable and other	$181.5	$181.5	$-	$181.5
Held for Trading
Cash	8.8	8.8	8.8	-
Risk management contracts	1.3	1.3	-	1.3
Total Financial Assets	$191.6	$191.6	$8.8	$182.8
Financial Liabilities
Held for Trading
Risk management contracts	$1.9	$1.9	$-	$1.9
Measured at Amortized Cost
Accounts payable and accrued liabilities	349.3	349.3	-	349.3
Bank loan	591.7	594.4	-	594.4
Senior notes	497.2	567.7	-	567.7
Convertible debentures	631.2	633.6	633.6	-
Promissory Note	21.2	21.2	-	21.2
Related party loan	173.6	173.6	-	173.6
Long-term liability	15.8	15.8	-	15.8
Total Financial Liabilities	$2,281.9	$2,357.5	$633.6	$1,723.9

	December 31, 2012		Fair Value Measurements
			Quoted	Significant
			prices in	other
			active	observable
	Carrying		markets	inputs
	Value	Fair Value	(Level 1)	(Level 2)
Financial assets
Loans and Receivables
Accounts receivable and other	$175.6	$175.6	$-	$175.6
Held for Trading
Cash	7.6	7.6	7.6	-
Risk management contracts	1.8	1.8	-	1.8
Total Financial Assets	$185.0	$185.0	$7.6	$177.4
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities	373.0	373.0	-	373.0
Bank loan	491.3	494.2	-	494.2
Senior notes	486.4	555.3	-	555.3
Convertible debentures	632.0	644.0	644.0	-
Related party loan	172.1	172.1	-	172.1
Long-term liability	7.7	7.7	-	7.7
Total Financial Liabilities	$2,162.5	$2,246.3	$644.0	$1,602.3

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)      Risk Management Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCI. The effective portion of the realized gains and losses is removed from AOCI and included in petroleum, natural gas, and refined product sales (see note 16). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated income statement.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three Months Ended March 31
		2013			2012
				Realized
	Realized	Unrealized		(gains)	Unrealized
	gains	gains	Total	losses	gains	Total
Power	$(0.3)	$(0.3)	$(0.6)	$-	$-	$-
Crude Oil	-	-	-	-	(0.2)	(0.2)
Currency	(1.5)	(0.9)	(2.4)	-	(0.1)	(0.1)
	$(1.8)	$(1.2)	$(3.0)	$-	$(0.3)	$(0.3)

The following is a summary of Harvest’s risk management contracts outstanding at March 31, 2013:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
21,600 GJ/day	Natural gas swap	Apr – Dec 2013	$3.44/GJ	$(0.3)
5,000 bbls/day	Crude oil price swap	May – Dec 2013	US$74.39/bbl	(1.6)
				$(1.9)

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
15 MWh	Electricity price swap	Apr – Dec 2013	$56.72/MWh	$0.4
US$93.8	Foreign exchange swap	Apr 2013	$1.0256 Cdn/US	0.9
				$1.3

18.	Segment Information

Harvest’s operating segments are determined based on the nature of the products and services. The following summary describes the operations in each of the segments:
  Upstream operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
  The BlackGold Oil sands project is located near Conklin, Alberta and is currently under construction and development. Once Phase 1 of the project is complete, it is anticipated to produce 10,000 barrels of bitumen per day using steam assisted gravity drainage technology.
  Downstream operations include the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream is located in the Province of Newfoundland and Labrador.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31(3)
	Downstream(2)		Upstream(2)		Total
	2013	2012	2013	2012	2013	2012
Petroleum, natural gas and refined products sales(1)	$1,122.0	$1,155.4	$268.9	$324.1	$1,390.9	$1,479.5
Royalties	-	-	(32.7)	(53.4)	(32.7)	(53.4)
Revenues	$1,122.0	$1,155.4	$236.2	$270.7	$1,358.2	$1,426.1

Expenses
Purchased products for resale and processing	1,086.4	1,101.7	-	-	1,086.4	1,101.7
Operating	67.1	74.8	91.8	99.9	158.9	174.7
Transportation and marketing	1.5	1.4	5.1	5.7	6.6	7.1
General and administrative	0.2	0.2	17.7	12.1	17.9	12.3
Depletion, depreciation and amortization	21.8	26.6	145.2	144.5	167.0	171.1
Exploration and evaluation	-	-	8.5	6.7	8.5	6.7
Gains on disposition of PP&E	-	-	(6.6)	(0.1)	(6.6)	(0.1)
Risk management contracts gains	-	-	(3.0)	(0.3)	(3.0)	(0.3)
Impairment on PP&E	-	-	-	21.8	-	21.8
Operating loss	$(55.0)	$(49.3)	$(22.5)	$(19.6)	$(77.5)	$(68.9)

Finance costs					27.5	27.3
Foreign exchange (gains) losses					5.8	(1.2)
Loss before income tax					$(110.8)	$(95.0)

Income tax recovery					(15.4)	(22.7)
Net loss					$(95.4)	$(72.3)

(1)

Of the total Downstream revenue, one customer represents sales of $953.0 million for the three months ended March 31, 2013 (2012 – one customer with sales of $978.8 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

	Three months ended March 31
	Downstream		BlackGold		Upstream		Total
Capital Additions	2013	2012	2013	2012	2013	2012	2013	2012
Additions to PP&E	$12.5	$13.3	$61.0	$31.3	$109.6	$179.4	$183.1	$224.0
Additions to E&E	-	-	-	-	13.3	27.8	13.3	27.8
Additions to other long term asset	-	-	-	-	0.3	-	0.3	-
Property acquisitions (dispositions), net	-	-	-	-	3.2	(1.9)	3.2	(1.9)
Total additions	$12.5	$13.3	$61.0	$31.3	$126.4	$205.3	$199.9	$249.9

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

				Other Long-
	Total Assets	PP&E	E&E	Term Assets	Goodwill
March 31, 2013
Downstream	$760.0	$608.0	$-	$-	$-
Upstream	4,163.9	3,474.1	74.0	8.6	391.8
BlackGold	748.2	743.1	-	-	-
Total	$5,672.1	$4,825.2	$74.0	$8.6	$391.8
December 31, 2012
Downstream	$780.3	$604.5	$-	$-	$-
Upstream	4,189.4	3,499.0	73.4	8.6	391.8
BlackGold	684.9	679.8	-	-	-
Total	$5,654.6	$4,783.3	$73.4	$8.6	$391.8

19.	Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at March 31, 2013:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$399.6	$248.8	$1,275.1	$–	$1,923.5
Debt interest payments(1) (2)	80.6	131.4	105.0	–	317.0
Purchase commitments(3)	195.0	48.6	20.0	60.0	323.6
Operating leases	11.5	13.4	6.4	2.4	33.7
Transportation agreements(4)	7.1	16.2	3.3	0.6	27.2
Feedstock and other purchase commitments(5)	739.2	–	–	–	739.2
Employee benefits(6)	10.7	20.6	4.3	–	35.6
Decommissioning and environmental liabilities(7)	26.2	56.5	41.8	1,674.2	1,798.7
Total	$1,469.9	$535.5	$1,455.9	$1,737.2	$5,198.5

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at March 31, 2013 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)	Relates to firm transportation commitments.
(5)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA with Macquarie.
(6)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(7)	Represents the undiscounted obligation by period.

20.	Related Party Transactions

Harvest has a Global Technology and Research Centre (“GTRC”), which is used as a training and research facility for KNOC. For the three months ended March 31, 2013, Harvest billed KNOC and certain subsidiaries for a total of $1.1 million (2012 – $0.5 million) primarily related to technical services provided by the GTRC. As at March 31, 2013, $1.3 million (December 31, 2012 - $1.6 million) remained outstanding from KNOC in accounts receivable.

KNOC billed Harvest $0.7 million (2012 – $nil) for reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest for the three months ended March 31, 2013. As at March 31, 2013, $0.6 million (December 31, 2012 - $nil) remains outstanding in accounts payable.

KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading bills KNOC, Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of KNOC, ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC. For the three months ended March 31, 2013, all of KNOC Trading’s revenue of $0.2 million (2012 - $0.2 million) was derived from KNOC, ANKOR, and Dana. As at March 31, 2013, there were no outstanding receivable amounts from KNOC, ANKOR, or Dana (December 31, 2012 - $0.1 million).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As well, for the three months ended March 31, 2013 ANKOR billed KNOC Trading Corporation a total of $0.1 million (2012 - $0.1 million) for office rent and salaries and benefits. As at March 31, 2013, $0.4 million (December 31, 2012 - $0.3 million) remains outstanding in accounts payable.

At March 31, 2013, Harvest’s related party loan from ANKOR included $172.7 million (December 31, 2012 - $169.1 million) of principal and $0.9 million (December 31, 2012 - $3.0 million) of accrued interest. Interest expense was $2.0 million for the three months ended March 31, 2013 (2012 - $nil) and an interest payment of $4.1 million was made to ANKOR.

21.	Subsequent Events

On April 2 and April 15, 2013 draws under the senior unsecured credit facility were made, for an aggregate amount of US$390 million to fund early redemption of the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Both series of debentures were redeemed at par with the total redemption payment, including all accrued and unpaid interest up to the respective redemption dates being $1,002.9794 per $1,000 principal amount for the 7.25% Debentures Due 2013 and $1,006.5547 per $1,000 principal amount for the 7.25% Debentures Due 2014.

On April 29, 2013 Harvest entered into an agreement to sell certain oil and gas assets to a third party with approximately 900 barrels of oil equivalent per day of production in west central Saskatchewan, for total proceeds of approximately $110 million. The transaction has received all regulatory approvals and is scheduled to close on May 22, 2013.

On May 14, 2013 Harvest issued US$630 million senior unsecured notes due May 14, 2018 with a coupon rate of 2.125%. Net proceeds of US$626.1 million were received, which Harvest plans to be used towards repaying the senior unsecured credit facility and for the purposes of the redemption of the 7.50% Debentures Due 2015 on June 13, 2013. The notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC and incur interest payments semi-annually.

On May 14, 2013, Harvest announced the early redemption at par, of the 7.50% Debentures Due 2015 on June 13, 2013 with the total redemption payment, including all accrued and unpaid interest up to the redemption date being $1,002.6712 per $1,000 principal amount.